

02007910

8/23/02



PROCESSING
RECEIVED
AUG 21 2002
SEC MAIL
SECTION
154
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 S Walnut, Box 770

(No. and Street)

Rochester, IL 62563

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric R Stark 217-498-7876

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holzworth, Jeffrey S

(Name — if individual, state last, first, middle name)

522 W Adams, P.O. Box 117 Taylorville IL 62568

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
XX Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P AUG 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, INc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



"OFFICIAL SEAL"
GAIL A. MAXHEIMER
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/19/04

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jeffrey S. Holzworth
Public Accountant
522 W. Adams, P.O. Box 117
Taylorville, Illinois 62568

Independent Auditors' Report

To Eric R. Stark, President
Black Oak Securities, Inc. :

I have audited the accompanying statement of financial condition of Black Oak Securities, Inc. (The Company) as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the financial statements taken as whole. The supplementary information included in the schedule is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 9, 2002

BLACK OAK SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2002

ASSETS

CASH	$	28,927
INVESTMENTS @ MARKET		53,870
INCOME TAX RECOVERABLE		1,593
RECEIVABLES		1,000
PREPAID ASSETS		105
TOTAL ASSETS	$	85,495

LIABILITIES AND STOCKHOLDERS EQUITY

ACCRUED EXPENSES	$	2,200
TOTAL LIABILITIES	$	2,200
COMMON STOCK ($1 Par Value, 3,000 Shares Authorized and Issued)	$	3,000
ADDITIONAL PAID IN CAPITAL		3,000
RETAINED EARNINGS		77,295
TOTAL SHAREHOLDERS EQUITY	$	83,295
TOTAL LIABLITIES AND SHAREHOLDERS EQUITY	$	85,495

See accompanying notes to financial statements.

BLACK OAK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING JUNE 30, 2002

REVENUES:		
SECURITIES COMMISSIONS	$	147,177
UNREALIZED APPRECIATION - INVESTMENTS		(12,059)
INVESTMENT INCOME		225
TOTAL REVENUES	$	135,343
EXPENSES:		
ADMINISTRATION FEES	$	100,000
COMMISSIONS		51,119
NASD MEMBERSHIP FEES		1,060
OTHER OPERATING EXPENSES		1,734
TOTAL EXPENSES	$	153,913
INCOME BEFORE INCOME TAXES	$	(18,570)
INCOME TAX EXPENSE(BENEFIT)	$	(1,365)
NET INCOME	$	(17,205)

See accompanying notes to financial statements.

BLACK OAK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDING JUNE 30, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCK HOLDERS EQUITY
BALANCE AT JUNE 30, 2001	$3,000	$3,000	$94,500	$100,500
NET LOSS			(17,205)	($17,205)
BALANCE AT JUNE 30, 2002	$3,000	$3,000	$77,295	$83,295

See accompanying notes to financial statements

BLACK OAK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET LOSS	$	(17,205)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:		
DECREASE IN UNREALIZED APPRECIATION ON MUTUAL FUND SHARES		12,059
INCREASE IN PREPAID EXPENSES		(45)
INCREASE IN INCOME TAX RECEIVABLE		(1,365)
TOTAL ADJUSTMENTS		10,649
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(6,556)
CASH FLOWS FROM INVESTING ACTIVITIES:		
PURCHASE MUTUAL FUND SHARES	$	181
NET CASH USED IN INVESTING ACTIVITIES	$	181
NET DECREASE IN CASH	$	(6,737)
BEGINNING CASH BALANCE		35,664
ENDING CASH BALANCE	$	28,927

See accompanying notes to financial statements.

Black Oak Securities, Inc.

Notes to Financial Statements

Note A – Significant Accounting Policies

The significant accounting policies of Black Oak Securities, Inc. are as follows:

Business Activity

Black Oak Securities, Inc. began doing business on September 28, 1992 as a broker/dealer in securities. The Company's business does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for, customers. The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Income Taxes

The Company uses the liability method for calculating deferred federal income taxes. The accompanying financial statements reflect temporary differences in reporting results of operations for income tax and financial accounting purposes.

Note B – Investments

At June 30, 2002, investments in the amount of $53,870 consists of a certificate of deposit of $4,455, mutual fund shares of $49,415. These investments are valued at market and are restricted in use and represent funds set aside to meet the net capital requirements as set forth in Rule 15c3-1 of Securities Exchange Act of 1934.

Note C – Income Taxes

The components of the income provision are as follows:

Federal income tax benefit	$ 977
State income tax benefit	388
Total income tax benefit	$1,365

This benefit will be recognized in future years to offset income tax expense when the operating loss is applied. Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes provided in recognition of these temporary difference and are included on the balance sheet as deferred tax assets or liability. There were no temporary differences as of June 30, 2002.

Note D – Net Capital Requirement

The Company as a broker-dealer, is subject to the Securities and Exchange Commission's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in Rule 15c3-1, or (b) its net capital is less than the minimum required. At June 30, 2002 the Company' net capital and required net capital were $69,109 and $ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was .031 to 1.

BLACK OAK SECURITIES, INC.
SCHEDULE 1 - NET CAPITAL COMPUTATION
AS OF JUNE 30, 2002

TOTAL ASSETS:		$	85,495
TOTAL LIABILITIES:			2,200
OWNERSHIP EQUITY		$	83,295
LESS:	SECURITIES HAIRCUT		8,081
	NON LIQUID ASSETS		1,000
	PREPAID ASSET		105
ADJUSTED NET CAPITAL		$	74,109
COMPUTATION OF AGGREGATE INDEBTEDNESS			
OTHER LIABILITIES		$	2,200
AGGREGATE INDEBTEDNESS		$	2,200
COMPUTATION OF NET CAPITAL REQUIREMENT:			
NET CAPITAL REQUIREMENT (6-2/3% OF AGGREGATE INDEBTEDNESS)		$	147
MINIMUM NET CAPITAL REQUIREMENT		$	5,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B))		$	5,000
EXCESS NET CAPITAL		$	69,109
EXCESS NET CAPITAL AT 1000%		$	73,889
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			.031 TO 1

Note to Schedule:

There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of June 30, 2002 filed by Black Oak Securities, Inc. in its Focus Report on July 1, 2002.

Jeffrey S. Holzworth
Public Accountant
522 West Adams
Taylorville, Illinois 62568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To Eric R. Stark, President
Black Oak Securities, Inc.

In planning and performing my audit of the financial statements of Black Oak Securities, Inc. for the year ended June 30, 2002, I considered its internal control structure in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives state in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to the customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedure referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of an internal control structiure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-15(g) list additional objectives of the practices and procedures listed the previous paragraphs.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted not matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Taylorville, Illinois
August 9, 2002